June 15, 2023
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0151

Via EDGAR System
Ms. Rebecca Ament Marquigny U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154) Preliminary Proxy Statement on Schedule 14A, Filed June 1, 2023
Dear Ms. Marquigny:
Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Preliminary Proxy Statement on Schedule 14A on June 1, 2023 (the “Proxy Statement”), on behalf of the Hennessy Stance ESG ETF (the “ETF”).  On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff of the Securities and Exchange Commission regarding the Proxy Statement.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).  Capitalized terms not defined herein have the meanings ascribed to them in the Proxy Statement.
1. In the Shareholder Letter, please revise the last sentence of the second paragraph to clarify that, with respect to Proposal 2, shareholders are relinquishing their right to vote on the hiring or removal of sub-advisors, except in cases where there is a conflict of interest or an increase in shareholder fees and expenses. Please also disclose the conditions and benefits to the ETF associated with operating under a “manager of managers” arrangement and under what circumstances the ETF is permitted to do so.
Response:  The requested disclosure has been made, by revising the language to read as follows (new language is underlined): “The enclosed Proxy Statement also contains information about the Proposal for approval for the Fund to operate under a “manager of managers” arrangement, which would allow greater flexibility with respect to changing sub-advisory agreements as the Adviser would be able to enter into new sub-advisory agreements and materially amend existing sub-advisory agreements without obtaining shareholder approval and incurring the expense of convening a special meeting of shareholders for  that purpose. The Adviser previously received “manager of managers” exemptive relief from the Securities and Exchange Commission (“SEC”) for the Fund, however, the Adviser is only permitted to rely on the “manager of managers” exemptive relief from the SEC if shareholders first approve the “manager of managers” arrangement. The approval of the “manager of managers” arrangement would result in shareholders giving up their right to vote on approving a new sub-advisory agreement or amending an existing sub-advisory agreement, except in cases where there is a conflict of interest present or where a new sub-advisory agreement or an amendment to an existing sub-advisory agreement would result in an increase in shareholder fees and expenses.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SALT LAKE CITY SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

Ms. Marquigny
U.S. Securities and Exchange Commission
June 15, 2023

2. In the Shareholder Letter, please revise the fourth paragraph to include a summary of any potential changes to the ETF’s investment strategy, portfolio managers or management that will occur if shareholders approve the Proposals. If no such changes will result, please include a statement to this effect.
Response:  The requested disclosure has been made, by revising the language to read as follows (new language is underlined): “Importantly, approval of the Proposals will not result in any increase in shareholder fees or expenses or any changes to the Fund’s investment strategy, portfolio managers, or management.”
3. In the Shareholder Letter, please revise the last paragraph to disclose the date and time by which shareholder votes must be received in order to be counted.
Response:  The requested disclosure has been made, by adding the following language (new language is underlined): “Your vote is important regardless of the number of shares you own. To assure your representation at the Meeting, please follow the instructions on the enclosed proxy ballot whether or not you expect to be present at the Meeting.   You may vote over the Internet or by telephone until 11:59 p.m. Pacific Time on July 13, 2023. Votes provided through the mail via a completed traditional proxy card must be received by July 13, 2023.  A proxy given pursuant to this solicitation may be revoked at any time before it is voted.  If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date; (2) providing timely written notice of revocation to the Fund’s Secretary at the Fund’s principal executive offices located at 7250 Redwood Boulevard, Suite 200, Novato, California 94945; or (3) attending the Special Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Special Meeting, presenting the completed legal proxy to the Fund and voting in person.  You should be aware that simply attending the Special Meeting will not in and of itself constitute a revocation of your proxy.”

4. In the Shareholder Letter, please revise the last sentence in the last paragraph to clarify that shareholders may revoke their proxy regardless of whether they attend the Meeting in-person.
Response:  The requested disclosure has been made, by revising the language to read as follows (new language is underlined): “Your vote is important regardless of the number of shares you own. To assure your representation at the Meeting, please follow the instructions on the enclosed proxy ballot whether or not you expect to be present at the Meeting.   You may vote over the Internet or by telephone until 11:59 p.m. Pacific Time on July 13, 2023. Votes provided through the mail via a completed traditional proxy card must be received by July 13, 2023.  A proxy given pursuant to this solicitation may be revoked at any time before it is voted.  If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date; (2) providing timely written notice of revocation to the Fund’s Secretary at the Fund’s principal executive offices located at 7250 Redwood Boulevard, Suite 200, Novato, California 94945; or (3) attending the Special Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Special Meeting, presenting the completed legal proxy to the Fund and voting in person.  You should be aware that simply attending the Special Meeting will not in and of itself constitute a revocation of your proxy.”

Ms. Marquigny
U.S. Securities and Exchange Commission
June 15, 2023

5. In the Notice of Special Meeting, please fix the hyperlink and supplementally confirm that the hyperlink is correct and will direct shareholders to the correct web address.
Response:  We supplementally confirm that the hyperlink is correct as is and will be made active once the proxy materials have been posted to the website. Once active, shareholders will be directed to the correct website upon clicking the hyperlink.
6. In the Questions and Answers section, please restate the second to last sentence in the second paragraph under “Why am I being asked to approve the New Sub-Advisory Agreement?” in plain English.
Response:  The requested change has been made, by revising the sentence to read as follows (new language is underlined): “The Transaction is expected to be completed on or around June 30, 2023 (the “Closing Date”), subject to the satisfaction of customary closing conditions.  These conditions include, among others, the requirement that a specified number of VA clients consent to the change of control, that the representations and warranties of the parties are true, correct and complete, and that the parties have in all material respects performed and complied with all of their covenants and agreements.”
7. In the Questions and Answers section, please state in the last paragraph under “Why am I being asked to approve the New Sub-Advisory Agreement?” who will be the ETF’s interim sub-advisor on June 30, 2023 if shareholders do not approve the New Sub-Advisory Agreement.
Response:  The requested disclosure has been made, by adding the following language: “If the Fund’s shareholders do not approve the New-Sub-Advisory Agreement by the Closing Date, VA will continue to serve as the Fund’s investment sub-adviser under the Interim Sub-Advisory Agreement (as discussed below).”
8. In the Questions and Answers section, under “Why am I being asked to approve a “manager of managers” arrangement?”, please clarify that shareholders must approve the “manager of managers” arrangement before the Adviser is permitted to rely on exemptive relief from the SEC.
Response:  The requested disclosure has been made, by adding the following language (new language is underlined): “The Adviser previously received “manager of managers” exemptive relief from the Securities and Exchange Commission (the “SEC”) for the Fund, however, the Adviser is only permitted to rely on the “manager of managers” exemptive relief from the SEC if shareholders first approve the “manager of managers” arrangement.”

Ms. Marquigny
U.S. Securities and Exchange Commission
June 15, 2023

9. In the Questions and Answers section, under “How will the Transaction or the approval of the New Sub-Advisory Agreement affect me as the Fund shareholder?”, please clarify that shareholders are not being asked to approve the Transaction or the termination of the Current Sub-Advisory Agreement and are only being asked to vote on the New Sub-Advisory Agreement following the close of the Transaction.
Response:  The requested change has been made, by adding the following language: “Shareholders are not being asked to approve the Transaction or the termination of the Current Sub-Advisory Agreement. Shareholders are only being asked to approve the New Sub-Advisory Agreement.”
10. In the Questions and Answers section, under “What will happen if shareholders do not approve the Proposals?”, please provide examples of other alternatives the Board will consider if the New Sub-Advisory Agreement is not approved by shareholders and clarify that the New Sub-Advisor will continue to act as sub-advisor to the ETF under the Interim Sub-Advisory Agreement if shareholders do not approve the New Sub-Advisory Agreement.
Response:  The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through): “If the New Sub-Advisory Agreement is not approved by shareholders, then VA will continue to serve as investment sub-advisor to the Fund under the Interim Sub-Advisory Agreement ~~for the Fund will continue in effect~~ until its expiration and the Board will consider other alternatives, such as seeking approval of a replacement sub-advisor or having the Adviser perform the services of the sub-advisor.
11. In the Questions and Answers section, under “What will happen if shareholders do not approve the Proposals?”, please provide examples of other alternatives the Board will consider if the shareholders do not approve for the ETF to operate under a “manager of managers” arrangement, including whether shareholders will continue to be solicited if the Proposal is not approved.
Response:  The requested change has been made, by revising the language as follows (new language is underlined): “If the Proposal to approve a “manager of managers” arrangement is not approved, then the Board will consider other possible courses of action, such as continuing to seek approval of the arrangement or electing to not utilize such an arrangement for the Fund.

12. In the Questions and Answers section, under “Who will bear the costs related to this proxy solicitation?”, please clarify that the Adviser will bear the costs related to this proxy solicitation regardless of whether shareholders approve the proposals.
Response:  The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through): “VA or its affiliates will pay for the costs of this proxy solicitation, including the printing and mailing of the Proxy Statement and related materials regardless of whether shareholders approve the Proposals.  ~~provided that the~~ The Adviser will ~~pay for the~~ reimburse VA for a portion of these costs to cover costs of the proxy solicitation related to ~~obtaining~~ soliciting shareholder approval of the “manager of managers” arrangement regardless of whether shareholders approve the Proposal. Under the terms of the Transaction, VA Holdings has agreed to reimburse VA for certain expenses related to obtaining a new sub-advisory agreement for the Fund.

Ms. Marquigny
U.S. Securities and Exchange Commission
June 15, 2023

13. In the Questions and Answers section, under “May I revoke my proxy?”, please clarify what “at any time before it is exercised” means by providing a specific date and time by which a shareholder may effectively revoke its proxy.
Response:  The requested change has been made, by revising the language as follows (new language is underlined): “A proxy given pursuant to this solicitation may be revoked at any time before it is voted.  If you are a record holder, you may revoke your proxy and change your vote by: (1) the timely delivery of a duly executed proxy bearing a later date; (2) providing timely written notice of revocation to the Fund’s Secretary at the Fund’s principal executive offices located at 7250 Redwood Boulevard, Suite 200, Novato, California 94945; or (3) attending the Special Meeting and giving oral notice of your intention to vote in person.  If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Special Meeting, presenting the completed legal proxy to the Fund and voting in person.  You should be aware that simply attending the Special Meeting will not in and of itself constitute a revocation of your proxy.”

14. In the Questions and Answers section, under “How can I obtain a copy of the Fund’s annual or semi-annual report?”, please disclose this information prominently in compliance with Item 22(a)(3)(iii) of Schedule 14A.
Response:  The requested change has been made.
15. On the first page of the Proxy Statement, please fix the hyperlink and supplementally confirm that the hyperlink is correct and will direct shareholders to the correct web address.
Response:  We supplementally confirm that the hyperlink is correct as is and will be made active once the proxy materials have been posted to the website. Once active, shareholders will be directed to the correct website upon clicking the hyperlink.

16. On page two of the Proxy Statement under “PROPOSAL 1: APPROVAL OF NEW SUB-ADVISORY AGREEMENT – Background,” please revise the last sentence in the fifth paragraph to clarify that VA will manage the ETF pursuant to the Interim Sub-Advisory Agreement “until the later of” (i) 150 days from the Closing Date or (ii) receipt of shareholder approval of the New Sub-Advisory Agreement.
Response:  The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through): “Upon closing of the Transaction, VA will manage the Fund pursuant to the Interim Sub-Advisory Agreement ~~upon closing of the Transaction, for up to~~ until the later of (i) 150 days from the Closing Date, or (ii) ~~until~~ receipt of shareholder approval of the New Sub-Advisory Agreement ~~is approved by shareholders~~.”

Ms. Marquigny
U.S. Securities and Exchange Commission
June 15, 2023

17. On page three of the Proxy Statement under “PROPOSAL 1: APPROVAL OF NEW SUB-ADVISORY AGREEMENT – The Interim Sub-Advisory Agreement,” please revise the first sentence to clarify that the Transaction is expected to close on a specific date or supplementally explain why it would be incorrect to provide a specific closing date.
Response:  The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through): “~~If the close of the Transaction should occur~~ Because the Closing Date of the Transaction is expected to be June 30, 2023, a date prior to which the Fund will have received shareholder approval of the New Sub-Advisory Agreement, the Trust ~~would~~ will not have an investment sub-advisory agreement in place for the Fund approved by shareholders in accordance with the 1940 Act as of the Closing Date.”
18. On page three of the Proxy Statement under “PROPOSAL 1: APPROVAL OF NEW SUB-ADVISORY AGREEMENT – Evaluation by the Board of Trustees,” please supplementally confirm that this section is materially unchanged in the definitive proxy statement or separately attach proposed revisions to this discussion and represent that the definitive proxy statement will respond to any subsequent staff comments.
Response:  We supplementally confirm that this section is materially unchanged in the definitive proxy statement.
19. On page three of the Proxy Statement under “PROPOSAL 1: APPROVAL OF NEW SUB-ADVISORY AGREEMENT – Evaluation by the Board of Trustees,” please restate the last sentence of the second paragraph in plain English.
Response:  The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through): “As part of their discussion, the Independent Trustees confirmed that all of their questions related ~~their understanding of the need to have asked about, and received answers to, any matters that they believed are relevant~~ to ~~determining whether to approve~~ their approval of the Interim Sub-Advisory Agreement and the New Sub-Advisory Agreement had been answered.
20. On page seven of the Proxy Statement under “PROPOSAL 2: APPROVAL OF “MANAGER OF MANAGERS ARRANGEMENT – Benefit to the Fund,” in the last paragraph, please disclose the negative consequences of shareholder approval of Proposal 2.
Response:  The requested change has been made, by adding the following language: “However, if shareholders approve of the “manager of managers” arrangement, shareholders will be giving up their right to vote on approving a new sub-advisory agreement or amending an existing sub-advisory agreement, except in cases where there is a conflict of interest present or where a new sub-advisory agreement or an amendment to an existing sub-advisory agreement would result in an increase in shareholder fees and expenses.”

Ms. Marquigny
U.S. Securities and Exchange Commission
June 15, 2023

21. On page seven of the Proxy Statement under “PROPOSAL 2: APPROVAL OF “MANAGER OF MANAGERS ARRANGEMENT – Benefit to the Fund,” in the last paragraph, please disclose any alternative potential courses of action, if any, if shareholders do not approve Proposal 2.
Response:  The requested change has been made, by revising the language as follows (new language is underlined and deleted language is struck through): “If shareholders of the Fund do not approve Proposal 2, the Fund will consider other possible courses of action, such as soliciting ~~would likely solicit~~ additional shareholder approval of the proposed “manager of managers” arrangement or electing to not utilize such an arrangement for the Fund.
* * * * *
If you would like to discuss any of the above responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer